Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
KIBALI GEARS UP FOR EARLIER CONSTRUCTION START
Doko, Democratic Republic of Congo, 21 July 2010 — Construction on the Kibali project, potentially one of the world’s largest gold mines, is being targeted to start in mid 2011, six months earlier than originally anticipated, project manager Randgold Resources announced today.
Mark Bristow, chairman of Kibali and chief executive of Randgold Resources, said the earlier start-up target date was attributable to the encouraging progress that had been made on the pre-development programmes as well as the active cooperation of the local community and the government of the Democratic Republic of Congo, which holds a 10% stake in the project through the parastatal OKIMO. Randgold Resources (LSE:RRS) (NASDAQ:GOLD) and AngloGold Ashanti (JSE:ANG) (NYSE:AU) (ASX:AGG) (LSE:AGD) (GhSE:AGA/AAD) each have a 45% interest.
International-standard baseline studies on the project’s environmental and social impact are well advanced, as is the public participation process, and a resettlement programme is in the final stages of planning. The new 178 kilometre road to neighbouring Uganda, which is central to the project’s logistics, is now at a stage which allows normal non-four wheel drive vehicular access and it is planned to continue upgrading it in phases. In addition, the road between the Ugandan and DRC border posts has been upgraded. The project partners are also making progress with the development of a power supply strategy designed to supply the mine with affordable and adequate power.
In the meantime, the update of the feasibility study has been advanced significantly, with the sizing of the plant, the mining plans and the optimisation between the underground and open pit operations on track for completion by year-end. Bristow said the aim was to ensure that the mine would match the world-class nature of the deposit and maximise the production rate in relation to the potential size of the reserves and resources. The total probable mineral reserves currently stand at 9.2 million ounces of gold, with the indicated mineral resource at 13.9 million ounces and inferred mineral resources at 5.8 million ounces.
“With all our basic homework done and the critical pre-development deliverables taking shape, we have now turned our attention to looking at ways to bring the construction schedule forward. Among other things, this means that we can accelerate the involvement of the local community in the development of the project, in line with our partnership philosophy,” Bristow said.
As a first step in this regard, Kibali is creating new employment opportunities through the establishment of community-based businesses that will supply construction materials to the project. One of these is a brickmaking facility which will be producing 16 000 bricks per day by September, while others will provide gravel and sand.
“Kibali is not only a mining development; it is also a major infrastructural project which will have a positive impact on the whole of the north-eastern DRC. The new road link with Uganda, for example, has already slashed living costs in the Kibali region by substantially reducing the cost of transporting food and other essentials there,” Bristow said. He was speaking at an open day for media at the Kibali project site. The event was also attended by the Minister of Portfolio, Her Excellency Madame Jeanine Mabunda, senior government officials and executives from Randgold Resources, AngloGold Ashanti and Okimo.

ENQUIRIES:
Mark Bristow	Willem Jacobs
Kibali chairman & Randgold CEO	Randgold GM operations Central & E Africa
+223 6675 0122/+44 788 071 1386	+27 72 614 4053/+27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464/+256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com
ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and NASDAQ. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of probable mineral reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
Randgold Qualified Persons
The information in this release related to Kibali mineral resources and mineral reserves is documented in the Technical Report (NI 43-101), Kibali Gold Project, in the Democratic Republic of Congo, dated 20th May 2010 and is currently available under Randgold’s profile on the SEDAR website at www.sedar.com. The open pit reserve estimate was carried out by Mr Quinton de Klerk, a director of Cube Consulting Pty Ltd. a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (‘NI 43-101’) while the underground reserves were generated by Mr Paul Kerr, a senior consultant (Underground Mining) employed by SRK Consulting Pty Ltd.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.